Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

August 27, 2012

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012

Form 8-K Dated May 1, 2012
Filed May 1, 2012

File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to our August 15, 2012 phone conversation with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a supplement to the letter filed by us on July 6, 2012 in response to written comments of the Staff of the Commission, dated June 22, 2012, with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2012 for the fiscal year ended December 31, 2011 (SEC File No. 001-03619), and Pfizer’s Form 8-K dated May 1, 2012 filed with the Commission on May 1, 2012 (SEC File No. 001-03619).

For the Staff’s consideration, we respectfully provide the following:

1.
Topic: Notes to Consolidated Financial Statements—Note 5B. Taxes on Income: Tax Rate Reconciliation, footnote (a) to the table concerning “Taxation of non-U.S. operations.” In addition to the disclosures proposed in your letter of July 6, 2012, please also provide the proposed disclosures to be included in future periodic reports that will explain the fluctuations between periods of the rate impact of “Taxation of non-U.S. operations.”

Response

In response to our conversation with the Staff, we propose to provide the following modified disclosures, to the extent applicable, commencing with our next filing on Form 10-K:

In Notes to the Consolidated Financial Statements––Note 5B. Taxes on Income: Tax Rate Reconciliation (on pages 73-74 of our 2011 Financial Report), footnotes to the table, substantially marked to show the disclosure added:

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for Income from continuing operations follows:
	YEAR ENDED DECEMBER 31,
	2011	2010	2009
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Taxation of non-U.S. operations(a) (b) (c) (d)	(3.3)	2.2	(9.4)
Resolution of certain tax positions(e)	(2.7)	(26.4)	—
Sales of biopharmaceutical companies(f)	0.2	—	(5.1)
U.S. Healthcare Legislation(f)	0.7	2.8	—
U.S. research tax credit and manufacturing deduction	(0.9)	(2.3)	(1.3)
Legal settlements(f)	—	0.4	(1.6)
Acquired IPR&D(g)	—	0.5	0.2
Wyeth acquisition-related costs(f)	—	0.5	2.4
All other—net	2.5	(1.2)	(0.1)
Effective tax rate for income from continuing operations	31.5%	11.5%	20.1%
(a)
For taxation of non-U.S. operations, this rate impact reflects the generally lower income tax rates in the locations where we do business outside of the United States, as well as the cost of repatriation decisions and changes in uncertain tax positions not otherwise disclosed in the reconciliation: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year as tax rates outside of the U.S. are generally lower than the U.S. statutory income tax rate. The rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings. From period to period, the jurisdictional mix of earnings can vary as a result of operating fluctuations in the normal course of business, as well as the extent and location of other income and expense items, such as restructuring charges, asset impairments, and gains and losses on strategic business decisions, among others. For a discussion about the fluctuations in the jurisdictional mix of earnings, see Note 5A. Taxes on Income: Taxes on Income for the components of Income from continuing operations before provision for taxes on income. See also Note 5A. Taxes on Income: Taxes on Income for the components of Provision for taxes on income, which is based on the location of the taxing authorities; (ii) the cost of repatriation decisions is a significant component and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings. See also Note 5A. Taxes on Income: Taxes on Income for the components of Provision for taxes on income; and (iii) the impact of changes in uncertain tax positions not otherwise disclosed in the reconciliation can result in either an increase or decrease to our effective tax rate. See also Note 5D. Taxes on Income: Tax Contingencies.

(b)
In all periods presented, the reduction in the effective tax rate resulting from the jurisdictional location of earnings is largely due to manufacturing incentives associated with our ~~the fact that we operate manufacturing~~ subsidiaries in Puerto Rico, Ireland, and Singapore. We benefit from a Puerto Rican incentive grant that expires in 2029. Under the grant, we are partially exempt from income, property and municipal taxes. In Ireland, we benefited from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations. ~~The rate impact also reflects the jurisdictional location of earnings, the costs of certain repatriation decisions and uncertain tax positions.~~

(c)
2011 vs. 2010 – The difference in the rate impact between 2011 and 2010 is due to the fact that in 2010, the rate impact also includes the adjustments to increase our uncertain tax positions based on tax positions taken during a prior period (see also the reconciliation of our gross unrecognized tax benefits for 2010 in Note 5D. Taxes on Income: Tax Contingencies, where substantially all of the prior period increases relates to non-U.S. jurisdictions). Without this impact, the rate impact in 2010 would have been approximately a 2.1% reduction of the U.S. statutory income tax rate.

(d)
2010 vs. 2009 – The difference in the rate impact between 2010 and 2009 is due in part to the fact that in 2010, the rate impact also includes the adjustments to increase our uncertain tax positions based on tax positions taken during a prior period.  For further details, see the 2010 explanation included in footnote (c) above. After adjusting for this rate impact, the remaining rate differential of approximately 7% is primarily due to a change in the jurisdictional location of earnings as compared to 2009. The acquisition of Wyeth on October 15, 2009, and the resulting inclusion of Wyeth’s operations and the associated acquisition-related costs, significantly changed the jurisdictional mix of earnings between years. Fiscal 2010, for the first time, included a full year impact of Wyeth’s operations.

(e)	For a discussion about the resolution of certain tax positions, see Note 5D. Taxes on Income: Tax Contingencies.
(f)
For a discussion about the sales of the biopharmaceutical companies, the impact of U.S. Healthcare Legislation, legal settlements and Wyeth acquisition related costs, see Note 5A. Taxes on Income: Taxes on Income.

(g)	The charges for acquired IPR&D are primarily not deductible for tax purposes.

*    *    *

Please do not hesitate to contact me at 212-733-3222 with any questions or comments.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:	Matthew Lepore
Vice President and Corporate Secretary, Chief Counsel – Corporate Governance

Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

William Carapezzi
Senior Vice President, Global Tax

Larry P. Bradley
Partner – KPMG LLP

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